# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 51 Astor Place, 10th Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 12/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001695960

## Reporting persons
- IPCONCEPT (LUXEMBOURG) S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 620,264; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 620,264 (7% of the class)
- BIT GLOBAL TECHNOLOGY OPPORTUNITIES SICAV-FIS: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 620,264; sole dispositive power 0; shared dispositive power 620,264; aggregate amount beneficially owned 620,264 (7% of the class)

## Item 1. Issuer
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices: 51 Astor Place, 10th Floor, New York, New York 10003, United States of America

## Item 2. Person Filing
Name of person filing:
IPConcept (Luxembourg) S.A.
BIT Global Technology Opportunities SICAV-FIS
Address of principal business office or, if none, residence:
IPConcept (Luxembourg) S.A.
4, rue Thomas Edison
L-1445 Strassen, Luxembourg

BIT Global Technology Opportunities SICAV-FIS
4, rue Thomas Edison
L-1445 Strassen, Luxembourg
Citizenship:
IPConcept (Luxembourg) S.A. - Luxembourg
BIT Global Technology Opportunities SICAV-FIS - Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
IPConcept (Luxembourg) S.A. - 620,264
BIT Global Technology Opportunities SICAV-FIS - 620,264
Percent of class:
IPConcept (Luxembourg) S.A. - 7.0%
BIT Global Technology Opportunities SICAV-FIS - 7.0%
Sole power to vote or to direct the vote:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Shared power to vote or to direct the vote:
IPConcept (Luxembourg) S.A. - 620,264
BIT Global Technology Opportunities SICAV-FIS - 620,264
Sole power to dispose or to direct the disposition:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 0
Shared power to dispose or to direct the disposition:
IPConcept (Luxembourg) S.A. - 0
BIT Global Technology Opportunities SICAV-FIS - 620,264

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- IPCONCEPT (LUXEMBOURG) S.A.: By: /s/ Daniela Schiffels*, By: /s/ Jorg Hugel*, Daniela Schiffels, Managing Director, Jorg Hugel, Managing Director (02/11/2026)
- BIT GLOBAL TECHNOLOGY OPPORTUNITIES SICAV-FIS: By: /s/ Dr. Matthias Thom, By: /s/ Emmanouil Larentzakis, Dr. Matthias Thom, Chairman of the Board of Directors, Emmanouil Larentzakis, Board Member (02/11/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.